October 25, 2012

Ms. Kathleen Collins
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:	Intersections Inc.

Form 10-K for the Year Ended December 31, 2011
Filed March 15, 2012

Forms 10-Q for Fiscal Quarters Ended March 31, 2012 and June 30, 2012
Filed May 10, 2012 and August 9, 2012, respectively
File No. 000-50580

Dear Ms. Collins:

We have reviewed the comment letter dated September 27, 2012 from the Commission’s Staff related to the above-mentioned filings by Intersections Inc. (the “Company”).  With respect to each of the items in that letter, the Company’s response to the Staff’s comments is set forth below with each response below numbered to correspond to the numbered comment in the Staff’s letter.  To assist in your review, we have included the text of the Staff’s comments below in italicized type.  As explained below, in accordance with the Staff’s request, where applicable, the Company will undertake to include revised disclosures responsive to the Staff’s comments in the Company’s future filings, beginning with the Company’s quarterly report on Form 10-Q for the quarter ending September 30, 2012, which is required to be filed on or before November 9, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 31

1.
You state in your response to prior comment 1 that revenue associated with Bank of America is already effectively disclosed in each quarter since you routinely report both your revenue and the percentage of revenue attributable to Bank of America.  Please refer us to the specific disclosures in your fiscal 2012 Forms 10-Q where you provided this information.  To the extent that this information was not provided, tell us your consideration to disclose the amount of revenue generated from existing customers obtained through the direct marketing arrangements that Bank of America has since ceased and when these existing subscriptions are expected to expire.  It would seem that such information would provide investors with a better understanding as to the potential future impact of the cessation of the Bank of America marketing arrangements.  In addition, please tell us the current status of your discussions with Bank of America with regards to the terms and conditions governing your ability to continue to service existing subscribers.

Company Response:     After a further review of our SEC filings and our prior response, we realize that we incorrectly stated that the percentage of revenue attributable to Bank of America was disclosed in both our quarterly and annual filings.  The percentage of revenue attributable to Bank of America is disclosed on an annual basis in our Form 10-K in accordance with Item 101(c)(vii) of Regulation S-K (dependence upon a single customer or a few customers), and not on a quarterly basis unless there is a material change in the percentage of revenue trend.

With regards to the revenue generated from existing customers obtained through the direct marketing arrangements that Bank of America has since ceased marketing, we have previously provided the following disclosure (most recently in our Form 10-Q for the period ending June 30, 2012):

Bank of America has ceased marketing of our services, and the portions of our agreement with Bank of America under which our identity theft protection services were being marketed to prospective subscribers expired on December 31, 2011. As a result, we are not obtaining a material number of new subscribers or new subscriber revenue through Bank of America, and expect a reduction in marketing and commissions expenses through at least December 31, 2012. We continue to provide our services to the subscribers we acquired through Bank of America before December 31, 2011, under the financial and other applicable terms and conditions that are currently in effect.

The cessation of marketing by Bank of America impacts new subscribers and new subscriber revenue, but not ongoing revenue, as we continue to provide our services to the subscribers we acquired through Bank of America before December 31, 2011, under the financial and other applicable terms and conditions that were in effect at that time.  Because the cessation of marketing does not directly impact revenue from these existing customers, and we provide significant disclosure regarding the economic characteristics of our customer portfolio (highlighted in our last correspondence with Staff (referred to as our “September 19th Letter”)), we respectfully request not to disclose additional client specific line item details.  As per our prior correspondence with the Staff, we explained that due to the use of significant assumptions and varying allocation methodologies, we do not believe we are able to provide client specific operating results with a high degree of accuracy.  Cost of Revenue, General and Administrative Expenses, Depreciation and Amortization generally cannot be effectively allocated to specific client relationships and would result in varying degrees of accuracy.  In addition, we do not believe such additional disclosures would add materially to the existing level of information available to the public, nor could such disclosures be relied upon as accurate in some cases as described above.

We note again that we further disclosed in our last Form 10-K the number of new subscribers acquired through Bank of America in 2011.  This information further enables investors to make their own assessments of the impact of Bank of America’s cessation of marketing on our operations, because the dominant impact relates to new rather than existing subscribers (please see our September 19th Letter).

The subscriptions from existing customers obtained through the direct marketing arrangements that Bank of America has since ceased marketing are primarily month to month agreements with no stated expiration date.  Just as before the cessation of marketing by Bank of America, these existing subscribers may terminate their respective subscriptions at any time.

As we also have previously explained to the Staff, and stated in our last Form 10-K and subsequent Form 10-Qs for the quarters ended March 31 and June 30, 2012, certain of the terms and conditions of our agreement with Bank of America applicable to the continued servicing of those subscribers have been the subject of discussion between us and Bank of America.   To date, these conversations have not led to any material changes to the existing terms and conditions or a new agreement.  As we also have stated in our Form 10-K and subsequent Form 10-Qs, however, these discussions may result in material changes to those terms and conditions, or a new agreement, and also are subject to the risks stated in “Item 1A, Risk Factors” of our Form 10-K under the caption “Termination or expiration of one or more of our agreements with our clients could cause us a material loss of subscribers, revenue and profit.”

In summary, the Company respectfully acknowledges the Staff’s comment and proposes to modify its disclosure in its last filed Form 10-Q as shown below by deleting the language shown as stricken, and adding the italicized sentences, in the Overview of Management’s Discussion and Analysis in the Company’s future filings:

Bank of America has ceased marketing of our services, and the portions of our agreement with Bank of America under which our identity theft protection services were being marketed to prospective subscribers expired on December 31, 2011. As a result, we are not obtaining ~~a material number of~~ new subscribers or new subscriber revenue through Bank of America, and expect a reduction in marketing and commissions expenses through at least December 31, 2012. We continue to provide our services to the subscribers we acquired through Bank of America before December 31, 2011, under the financial and other applicable terms and conditions that are currently in effect. The subscriptions from existing customers obtained through the direct marketing arrangements that Bank of America has since ceased are primarily month to month agreements with no stated expiration date.  We have been engaged in discussions with Bank of America about certain terms and conditions governing continued servicing of those subscribers, and expect discussions about those or other terms and conditions to continue. Those discussions may result in modification of the existing terms and conditions or entry into a new agreement with respect to those subscribers, but to date have not resulted in any material modification or material new agreement. Please see the information in “Item 1A, Risk Factors” under the caption “Termination or expiration of one or more of our agreements with our clients could cause us a material loss of subscribers, revenue and profit” in our Form 10-K...

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In connection with the above, we hereby acknowledge that:

1.	Intersections is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	Intersections may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If, after review hereof, you should have additional questions or should need any additional information, please contact the undersigned at (direct) 703-488-3042.

Very truly yours,

/s/John G. Scanlon
John G. Scanlon
Chief Financial Officer

cc:	Melissa Kindelan, Staff Accountant
Todd Lenson, Stroock & Stroock & Lavan
Duncan Barks, Audit Partner